SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                             FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

                Securities Exchange Act of 1934.

                            Commission File Number     1-4718

                    VALERO ENERGY CORPORATION
      (Exact name of registrant as specified in its charter)

    530 McCullough Avenue, San Antonio, Texas 78215 (210/246-2000) (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

             Common Stock, $1.00 par value per share
     (Title of each class of securities covered by this Form)

                               None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)      [     ]       Rule 12h-3(b)(1)(ii)     [     ]
Rule 12g-4(a)(1)(ii)     [     ]       Rule 12h-3(b)(2)(i)      [     ]
Rule 12g-4(a)(2)(i)      [     ]       Rule 12h-3(b)(2)(ii)     [     ]
Rule 12g-4(a)(2)(ii)     [     ]       Rule 15d-6               [     ]
Rule 12h-3(b)(1)(i)      [  X  ]

     Approximate number of holders of record as of the certificate or notice
date:   1

     Pursuant to the requirements of the Securities Exchange Act of 1934 Valero Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:   August 1, 1997             BY: /s/ J. Stephen Gilbert
                                           J. Stephen Gilbert
                                            Assistant Secretary